August 19, 2024

Division of Corporation Finance

U.S.Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: CWS Investments, Inc.

Post-Qualification Amendment to Offering Statement on Form 1-A Filed June 11, 2024

File No. 024-11857

To the Division of Corporation Finance:

This letter is submitted on behalf of CWS Investments, Inc., a Virginia corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated July 5, 2024, with respect to the Issuer’s Post-Qualification Amendment to Offering Statement (File No. 024-11857), filed with the SEC on June 11, 2023. This letter is being submitted contemporaneously with the filing of the Seventh Amendment to the Offering Statement containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement.

Post-Qualification Amendment to Offering Statement on Form 1-A Cover Page

1. Please disclose the basis upon which you are offering the bonus shares, including the impact of the size of an investor's purchase and the amount of bonus shares they will receive. Please refer to Instruction 4 to Item 1(e) of Form 1-A.

Issuer Response: Language was added to the cover page in the form of a chart disclosing the Bonus Shares.

2. We note your disclosure that your audited financial statements include a statement that there is substantial doubt about your ability to continue as a going concern. Please revise to disclose the going concern opinion on the cover page and in the summary.

Response: The statement that there is a substantial doubt about the ability to continue as a going concern was inadvertently inserted into the offering and has since been removed to align with Management’s assessment and the assertions in the financial statement.

Summary, page 1

3. Please revise your summary to disclose that you had a Net Operating Loss of $1,049,822 for the Operating Period.

Issuer Response: See page 1 wherein it is disclosed that the Company had a Net Operating Loss of $1,049,822 for the Operating Period.

4. We note your disclosure that in no event will you use leverage in excess of 70% of the value of the assets being acquired at the time of the acquisition. However, you also state that you will not use leverage in excess of 60% loan to value. Please clarify your disclosure throughout. Also, disclose the current LTV for loans outstanding.

Issuer Response: The circular was edited to consistently state that leverage will not exceed 70% of the value of the assets being acquired. Language was added to the Summary on page 1 to disclose that the current LTV for loans outstanding is 57%.

Risk Factors Risks Relating to Real Estate Loans, page 3

5. This risk factor appears to address multiple risks related to real estate loans. Pleased consider separating this risk factor into separate, significant risks. Please refer to Item 3(b) of Form 1-A.

Issuer Response: The risk factors section was edited to break out many of the identified risks into their own risk heading.

6. Revise your disclosure to discuss the specific risks associated with your expansion into business purpose loans, including management of the loan and security interest (if any) to ensure repayment if and when the property is sold or the borrower secures permanent financing.

Issuer Response: See additions beginning on page 4 wherein numerous risk factors associated with business purpose loans were added to the risk factors section.

Limitation on Rights in Bylaws, page 4

7. Revise this section to discuss the four-year limitation before Class A preferred shareholders can redeem their shares under an appropriate sub-heading. We note your disclosure on page 41 that the Class A shares sold in this offering are subject to a four- year holding period while the Class B, C, and D shares are subject to a three-year holding period. If applicable, please discuss any material risks to investors participating in this offering with respect to the difference in holding periods.

Issuer Response: In response to the concerns and issues raised above, further disclosures and material risks were added under the heading “Risks Relating to Restrictions on Withdrawal of Investor Capital.”

Risks Related to the Company's Limited Operating History, page 10

8. We note your disclosure that your audited financial statements include a statement that there is a substantial doubt about your ability to continue as a going concern. However, such disclosure is not included in the Report of your Independent Certified Public Accountants on page 34. Please refer to ASC 205-40-50 and revise your filing for consistency.

Issuer Response: The Company nor its auditors identified substantial doubt about our ability to continue as a going concern. The erroneous disclosure about the presence of substantial doubt has been removed from page 10.

Unspecified Investments, page 15

9. We note your disclosure that as of April 28, 2024 the Company holds $53 million in assets under management. Please revise your filing to explain what these assets under management are comprised of and clarify whether these are assets recorded on your balance sheet as residential mortgage loans, business purpose loans and real estate property consistent with your balance sheet as of December 31, 2023 or represent assets under management for the benefit of others and therefore not recorded on your balance sheet.

Issuer Response: The reference to $53 million in assets under management was based on the estimated property values within the portfolio and was removed. All references to Company assets are now tied directly to the Balance Sheet and Financial Disclosures.

Compensation, page 22

10. Please provide the aggregate annual compensation of your directors as a group for your last completed fiscal year. Please see Item 11(b) of Form 1-A.

Issuer Response: See edit to “Management Compensation” to provide the aggregate annual compensation for members of the Board for the prior fiscal year.

Our Business, page 29

11. We note your disclosure that your investments meet conservative characteristics. Please describe the conservative characteristics both here and in your Summary.

Issuer Response: In response to this inquiry, the Company elected to remove the term “conservative” from the Offering.

12. Please disclose the total number of persons employed by the issuer, indicating the number employed full time.

Issuer Response: See edits to the “Personnel” section to disclose the total number of employees as of December 31, 2023, and June 30, 2024.

Collateral, page 32

13. We note your statement that real estate is one of the safest investments. We also note your disclosure on page 41 that real estate is notoriously speculative and unpredictable. Please revise to provide balanced disclosure and to eliminate this apparent inconsistency.

Issuer Response: Edits were made throughout the document to remove the term “safest.”

Revenue Recognition, page 46

14. Please revise your filing to disclose your accounting policies for recognizing late fees and lender fees income associated with your loans.

Issuer Response: See edit to the “Revenue Recognition” section wherein disclosure is made define when late fees are recognized.

Business Purpose Loans, page 47

15. We note that you have expanded your portfolio of business purpose loans during 2023, including the issuance of construction loans and other improvement loans. Revise this section to discuss your ongoing monitoring of these loans, the increase in the demands on your staff to monitor and enforce your rights on these loans, and to ensure prompt repayment upon the sale or refinancing of the property.

Issuer Response: Numerous additions were made to the section entitled “Results of Operations - Business Purpose Loans” to address issues relating to monitoring of these loans and any impact on the Company’s staff.

16. Disclose the factors that go into assigning the loan grades discussed on page 48. Disclose the data sources you rely on in setting these grades and the officers or other employees that evaluate and assign the letter grades. Finally, please clarify how these loan grades differ from how you evaluate mortgage loans for residential properties.

Issuer Response: In response to the concerns and issues raised above, language was added under “Credit Quality Indicators” section to provide further clarification to our loan grading procedures and how they differ from evaluating our other residential property mortgage loans.

Credit Quality Indicators, page 48

17. We note your disclosure that you use an internal grading system to assign one of five letter grades (e.g., A to E) to each loan, which generally reflects the overall risk of your business purpose loans. Please revise your filing to provide qualitative information on how each of five letter grades relates to the likelihood of loss. Please refer to ASC 326- 20-50-8.

Issuer Response: See edits made to the “Credit Quality Indicators” section to provide qualitative information regarding our grading system and how each letter grade relates to the likelihood of loss.

Loan Impairment, page 49

18. We note your disclosure that management enters into loan modifications with borrowers whose loans are delinquent (nonperforming). Please revise your filing to include your policy for determining past-due and nonaccrual status for your business purpose loans and your charge-off policy for recognizing write-offs within the allowance for credit losses. Please refer to ASC 326-20-50-17.

Issuer Response: In response to this comment, the Company added a section entitled “Charge-Offs” to address the Company’s charge-off policy and the implications thereof. Additional language was also added to the “Business Purpose Loans - Loan Classification” section to discuss nonaccrual and past due policies.

19. We note your disclosure that you executed 5 modification agreements in 2023, which appear to be Business Purpose loans, with no significant impact to your financial statements. Given your disclosure on page 60 that you originated 11 loans during 2023, please revise your filing to provide the disclosures required by ASC 310-10-50-42 through 50-44.

Issuer Response: The modifications encompassed both business purpose and residential mortgage loans. Language was added under the “Loan Impairment” section to provide specific details surrounding the five modifications.

Executive Officers, Directors and Key Employees, page 58

20. Please provide the month and year of the start date and, if applicable, the end date for each person named in the table on page 58. If you are unable to provide specific dates, please provide such other description in the table or in an appropriate footnote clarifying the term of office.

Issuer Response: Language was added to the table in section Executive Officers, Directors and Key Employees to provide the month and year of the start date and end date for each person named therein.

21. In a footnote to the table, please briefly describe any arrangements or understandings between the persons listed in the table and any other persons (naming such persons) pursuant to which the person was or is to be selected to his or her office or position. Please see Item 10(a) of Form 1-A.

Issuer Response: There are no such arrangements.

Note 12. Subsequent Events, page 58

22. We note your current disclosure states that you have evaluated subsequent events through April 30, 2024 and determined that “except for the following” there have not been any events that have occurred that would require adjustments to or disclosures in the financial statements. Please revise your filing to disclose your subsequent events, if required to be disclosed.

Issuer Response: Use of the language “except for the following” was included in error. The Company does not have any subsequent events and therefore the term “except for the following” was removed.

Management Discussion Results of Operations, page 59

23. We note your disclosure that you consider the company to be divided into three business segments, which reflect the way you evaluate your business performance and manage your operations. In addition, we also note that you disclose key financial and operational results for each of your business segments. Please tell us whether these business segments represent operating and reportable segment(s), and, if applicable, revise your filing to disclose the segment disclosures required by ASC 280-10-50-22 through 50-25 and ASC 280-10-50-30.

Issuer Response: The Company incorrectly used the term “segment” and as such, has removed any references to segments from the filing. The Company has reviewed ASC 280 – Segment Reporting and has concluded that it has one single reportable segment, which is investing in primarily mortgage related single-family and multi-family residential assets. The Company does not consider its investment categories to be separate operating segments pursuant to ASC 280-10-50-1.

ASC 280-10-50-1 states that an operating segment is a component of a public entity that has all of the following characteristics: (a) it engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity), (b) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and (c) its discrete financial information is available.

In considering the guidance in ASC 280, utilizing the management approach, the Company has concluded that its chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer and President (“CEO”). The CEO is responsible for allocating the Company’s resources and for assessing its operating performance. The Company does not believe that its mortgage and business purpose loans represent separate operating segments pursuant to ASC 280-10-50-1(b) as the CODM does not separately regularly review the operating results based on the referenced loan types to make decisions about resources to be allocated to them or to assess the performance of the Company based on the referenced loan types. The CODM reviews the overall investment portfolio of primarily mortgage-related single-family and multi-family residential assets and assesses the operating results and performance of the Company as a whole.

The allocation of entity-wide resources, specifically headcount, is determined by the CODM on a consolidated basis by functional area (Asset Acquisitions, Operations, Asset Management, Human Resources, Accounting, etc.). The Company does not have a separate department or individual employees that are dedicated only to mortgage loans or business purpose loans. The same resources within Asset Acquisitions, Asset Management and Accounting perform the due diligence, underwriting/structuring, portfolio monitoring, reporting and accounting activities related to the Company’s mortgage and business purpose loans.

The CODM regularly meets with the Company’s Asset Management team and Accounting departments to discuss the status and performance of the collateral underlying all of the Company’s loans, regardless of whether they are classified as a mortgage or business purpose loan. The Company evaluates all loans for nonaccrual status and held for investment or held for sale criteria in accordance with GAAP regardless of being classified as a mortgage or business purpose loan.

24. Please revise your filing to expand the discussion of your results of operations for each period presented as current disclosures do not provide detailed information regarding significant factors materially affecting your results from operations when compared to the prior period. Please refer to Item 9(a) of Form 1-A. When making your revisions, please ensure they address the following items below:

●	Revise to explain the reason(s) for increases in interest income and lender fees on mortgage loans (e.g., due to increases in volume of loans, increases in interest rates or fee rates, etc.) and other income.

●	Provide similar expanded disclosures for your operating expenses, including your general and administrative expenses (“G&A”), to discuss the significant change drivers when compared to the prior period.

Issuer Response: In response to this comment, significant language was added to the “Results of Operations” section to provide more details regarding the Company’s operations, revenues, and expenses.

25. We note disclosure that other revenue includes $249 thousand of gain on sale of mortgage loans, which you state on page 60 was primarily due to the company liquidating loans as per the business plan. Please revise your filing to provide a detailed discussion of the gains on sale of mortgage loans and consider disclosing the number of loans sold, average length of time loans held prior to sale, average gain on sale per loan, and/or any other information that will allow for an understanding of your gain on sale of mortgage loans.

Issuer Response: In response to this comment, language was added to the section titled “Other Income” to provide further details surrounding each type of other income and to disclose the suggested information.

26. Please revise your filing to clearly state that the gain on transfer of loan to REO, gain on sale of mortgage loans, and gain on sale of real estate property are included within “other income” rather than “other revenue.”

Issuer Response: See edit changing wording from “other revenue” to “other income.”

Please revise your filing to discuss your financial condition for each period presented, including an explanation of the causes of material changes in financial condition during these periods. Please refer to Item 9 of Form 1-A.

Issuer Response: Language was added to the section titled “Results of Operations.”

General

27. Please revise your disclosure to include the aggregate offering price of the offering as defined in Rule 251(a) of Regulation A. In this regard, while you disclose the maximum offering price to investors, you do not include an aggregate offering price as defined in Rule 251(a). When calculating the aggregate offering price, please include the value of the shares being offered to investors and the value of the bonus shares. Refer to the Note to Paragraph (a) in Rule 251 of Regulation A. Please ensure the aggregate offering price disclosed in Part I is consistent with the aggregate offering price disclosed in the offering circular. Please also ensure that your disclosure describes the differentiated pricing or terms.

Issuer Response: Part I has been revised to identify the aggregate offering price, which is consistent with the aggregate offering price disclosed in the circular.

28. Please provide the source for each of your market and industry statements throughout the offering circular. As an example, you state that many economists still predict mortgage delinquency rates will increase due to the rise in interest rates. Please provide the source for this statement.

Issuer Response: Edits were made throughout to provide citations to relevant statements, and to clarify instances in which statements are the opinions of the Company.

29. Please ensure you include a definition for all defined terms. For example, please define "Operating Period" and "LNLS." Please also ensure you use defined terms consistently throughout the offering circular. For example, you define the Series A Redeemable Preferred Membership Units as "Preferred Stock" or "Shares." You also appear to refer to the preferred stock offered for sale in this offering as Class A Preferred Stock, Series A Redeemable Preferred Stock, Series A Preferred Stock, Class A Stock, and Redeemable Preferred Stock.

Issuer Response: Edits were made throughout to ensure that definitions were provided for all terms and that references and definitions are consistent.

30. We note the advantages listed on your website, which include above average returns and low volatility. Please tell us what you mean by above average returns and low volatility. In this regard, we note your disclosure that real estate is notoriously speculative. Please also revise your cover page to include your website address.

Issuer Response: Edits were made to the website to remove terminology noting “average returns” and “low volatility”. Our website address was added to the explanatory note.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

Issuer Response: Offering currently has an existing FINRA no objections letter under the current terms, which have not been revised, thus no new no objections letter is provided.

The Issuer respectfully believes that the information contained herein is responsive to the Staff Comment Letter. Please feel free to contact me at the above number for any questions related to this letter. As a side note, we appreciate the speed with which the Staff was able to review and provide its initial comments on the Offering Statement.

Very Respectfully,

Christopher Seveney

Chief Executive Officer

cc: Andrew Nelson, Esq.